UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) JUNE 27, 2003



FLIGHT SAFETY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	**000-33305**	**95-4863690**
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer ID No.)

28 Cottrell Street, Mystic, Connecticut 06355
(Address of principal executive offices and Zip Code)

(860) 245-0191
(Registrant's telephone number, including area code)

Item 5. OTHER EVENTS

On June 27, 2003, Flight Safety Technologies Operating, Inc. ("FSTO"), a Delaware corporation and 97% owned subsidiary of Flight Safety Technologies, Inc. ("FST"), a Nevada corporation, merged with and into FST pursuant to a short-form merger under Delaware and Nevada law. As a result of the merger, (1) FST (the Nevada corporation) is the surviving corporation and (2) each outstanding share of FSTO was converted into the right to receive 2.5 unregistered shares of FST common stock. FST provided notice to five former FSTO shareholders that they are entitled to exercise appraisal rights. To date, no such shareholder has exercised such rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLIGHT SAFETY TECHNOLOGIES, INC.

Date: July 9, 2003

/s/ Samuel A. Kovnat
Samuel A. Kovnat
Chief Executive Officer